Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD; ISIN: US74154B2034)

26 November 2013

EXPERT PANEL TO DISCUSS PRIMA BIOMED’S CVAC CLINICAL TRIAL DATA IN OVARIAN

CANCER

SYDNEY, AUSTRALIA - Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD; ISIN: US74154B2034) (“Prima”, the “Company”) announced that its recently reported CVac clinical trial results will be the focus of an upcoming expert panel discussion entitled “Ovarian Cancer: Next Generation Immunotherapies” to be held via conference call on Thursday, December 12, 2013 at 8:00am Sydney local time. This corresponds to Wednesday, December 11, at 4:00pm New York local time.

The moderated discussion will be sponsored by ProActive Capital Group and features three medical experts in the fields of ovarian cancer and immunotherapy:

Heidi J. Gray, MD, Associate Professor, Department of Obstetrics and Gynecology, University of Washington School of Medicine.

Jeffrey C. Goh, MBBS, of the Royal Brisbane and Women’s Hospital in Queensland, Australia.

Holbrook E. Kohrt, MD, PhD, Assistant Professor of Medicine (Oncology), Stanford University Medical Center; and Senior Clinical Advisor to Prima BioMed Ltd.

The discussion will be moderated by Jason Kolbert, Senior Biotechnology Analyst at Maxim Group. A replay will be available after the conclusion of the live event.

Conference call details:

Australia	1 800 838 758
Australia	1 800 131 617
US/Canada	1-855-237-2970
Germany	0800 189 9369

Several immunotherapy approaches to management of ovarian cancer have entered the clinic in recent years, including Prima BioMed’s CVac. New treatment modalities are urgently needed in order to significantly improve the prognosis of women with epithelial ovarian cancer. The hope is that cancer immunotherapies may provide longer survival with lower toxicity than associated with more traditional cancer treatments.

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889

According to the Cancer Research Institute, only modest progress has been made in improving overall survival in patients with ovarian cancer over the past 20 years. Although the majority of women with advanced ovarian cancer respond to first-line chemotherapy, most responses are not durable. More than 70% of patients die of recurrent disease within 5 years of diagnosis.

The poor survival in advanced ovarian cancer is due both to late diagnosis, as well as to the lack of effective second-line therapy for patients who relapse. The clinical course of ovarian cancer patients is marked by periods of remission and relapse of sequentially shortening duration until chemotherapy resistance develops.

ENDS

About Prima BioMed

Prima BioMed is a globally active biotechnology company. As a leader in personalized bio-therapeutic products for cancer, Prima is dedicated to leveraging its current technology and expertise to develop innovative treatment options for patients and to maximize value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell product currently in clinical trials for ovarian cancer patients who are in remission.

For further information please contact:

USA Investor/Media:

Ms. Jessica Brown, Prima BioMed Ltd.

+1 (919) 710-9061; jessica.brown@primabiomed.com.au

Australia Investor/Media:

Mr. James Moses, Mandate Corporate

+61 (0) 420 991 574; james@mandatecorporate.com.au

Europe Investor/Media:

Mr. Axel Mühlhaus, edicto GmbH

+49 (0) 69 905505-52; amuehlhaus@edicto.de

Prima BioMed Ltd, Level 7, 151 Macquarie Street, Sydney NSW 2000

Phone: +61 2 9276 1224 Fax: +61 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889